Shuttle Pharmaceuticals Holdings, Inc.

401 Professional Drive, Suite 260

Gaithersburg, MD 20879

December 29, 2025

Via EDGAR

Alan Campbell and Laura Crotty

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Shuttle Pharmaceuticals Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 11, 2025

File No. 333-291628

Ladies and Gentlemen:

This correspondence responds to the letter, dated December 15, 2025, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Amendment No. 1 to the Registration Statement on Form S-1 filed on December 11, 2025 (“Amendment No. 1”) by Shuttle Pharmaceuticals Holdings, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comment is restated below in bold text, with the comment followed by our response.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We note your disclosure in your registration statement and in your Form 8-K filed November 26, 2025, incorporated by reference into the registration statement, indicating that a wholly owned subsidiary of your company acquired substantially all of the assets and liabilities of Molecule.ai and that you plan to discontinue clinical trials of your lead product candidate. We further note the consideration payable by your company consisted of a one-time cash contribution of $3M, a first installment contribution equal to $3M, a second installment contribution equal to $2M and two contingent contributions. Please revise to include acquired company financial statements for Molecule.ai, including pro forma financial statements. Alternatively, please tell us why these financial statements are not required. Refer to Rule 11-01(d) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have concluded that no such financial statements are required. In determining whether the acquisition of substantially all of the assets and liabilities of Molecule.ai should be treated as an acquisition of a business, the Company considered the guidance in Rule 11-01(d) of Regulation S-X, which indicates that the acquisition should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions such that disclosure of prior financial information is material to an understanding of future operations. Among the facts and circumstances the Company considered were the following: (1) whether the acquired assets and liabilities of Molecule.ai had any revenue-producing activity or other operations or (2) whether the acquired assets and liabilities of Molecule.ai had any of the following attributes: (i) physical facilities, (ii) employee base, (iii) market distribution system, (iv) sales force, (v) customer base, (vi) operating rights, (vii) production techniques or (viii) trade names.

Pursuant to the Asset Purchase Agreement (the “Asset Purchase Agreement”) between the Company, 1563868 B.C. Ltd., a Canadian limited corporation and the Company’s wholly owned subsidiary, 1542770 BC Ltd., a Canadian limited corporation, and Zhitian (Andy) Zhang (the “Consultant”), an individual residing in Vancouver, Canada, the Company acquired Molecule.ai’s software platform designed to accelerate drug discovery through AI powered molecular intelligence. Prior to the acquisition, the acquired software did not have any revenue-producing activities, and no customer base existed. In addition, the Company did not assume any liabilities pursuant to the Asset Purchase Agreement, nor did the Company acquire any physical facilities, employee base (other than the services of a single consultant, as described in the Asset Purchase Agreement), market distribution system, sales force, operating rights, production techniques or trade names. Accordingly, given the lack of operations associated with the acquired software, the Company affirms that disclosure of prior financial information would not be material to an understanding of future operations. For this reason, historical financial information of the acquired assets is not required.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Aaron Schleicher, Esq. at (212) 660-3034 or aschleicher@sullivanlaw.com.

Very truly yours,

/s/ Christopher Cooper
Christopher Cooper
Interim Chief Executive Officer and Chief Financial Officer
Shuttle Pharmaceuticals Holdings, Inc.

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP